SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G Amendment No. 1

Under the Securities Exchange Act of 1934


Learning Tree International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

029161106000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
029161106000

1)   Names of Reporting Person
     Lehman Brothers Holdings Inc.
     S.S. or I.R.S. Identification No. of Above Person
     13-3216325

2)   Check the Appropriate box if a Member of a Group

(a)  ( X ) Sole
(b)  (   ) Joint Filing


3)   SEC Use Only

4)   Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power
     1,051,500

6)   Shared Voting Power
     -0-

7)   Sole Dispositive Power
     1,051,500

8)   Shared Dispositive Power
     -0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,051,500

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (---)

11)  Percent of Class Represented by Amount in Row 9
     4.8%

12)  Type of Reporting Person
     HC/CO

Item 1(a).  Name of Issuer: Learning Tree International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            6053 West Century Boulevard
            Los Angeles, CA 90045

Item 2(a).  Name of Person Filing:
            Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:
            3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of Organization:
            See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            029161106000

Item 3. Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

            The person filing this statement is Lehman Brothers Holdings Inc., a parent holding company in accordance with Section 240.13d1(b)(ii)
            (G).

Item 4.     Ownership

(a)       Amount Beneficially Owned as of August 31, 1998
          See Item 9 of cover pages

(b)       Percent of Class: See Item 11 of cover pages
          See Item 11 of cover pages

(c)       Number of shares as to which such person has:
          (i) sole power to vote or to direct  the vote
          (ii)  shared  power to vote or to direct  the vote
          (iii)sole  power to dispose or to direct the  disposition
          (iv)  shared power to dispose or to direct the disposition

          See Items 5-8 of cover pages

Item 5.   Ownership of Five Percent or Less of a Class

          This statement is being filed to report that as of August 31, 1998, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

          The relevant subsidiaries are Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934, and Lehman Brothers Finance S.A.


Item 8.   Identification and Classification of Members of the Group
          Not Applicable.


Item 9.   Notice of Dissolution of Group


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:August 31, 1998


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Karen Manson
    -------------------
Name:  Karen Manson
Title: Vice President